UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS OPERATING INCOME OF US$152 MILLION AND OPERATING MARGIN OF 6.0% FOR THIRD QUARTER 2016

Santiago, Chile, November 10, 2016 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN), the leading airline group in Latin America, announced today its consolidated financial results for the third quarter ended September 30, 2016. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.25 per USD.

Highlights

•	LATAM Airlines Group reported operating income of US$152.3 million for third quarter 2016, a 26.3% increase compared to the US$120.6 million operating income in third quarter 2015. Operating margin reached 6.0%, an increase of 1.3 percentage points compared to 4.8% in 2015. This expansion in margin was driven by continued cost reductions, as well as an improvement in revenue trends.

•	Total revenues in third quarter 2016 reached US$2,519.5 million showing an improvement of 0.2% for the first time after eleven consecutive quarters of revenue decline. This revenue improvement reflects a stronger currency environment in South America, especially the 8.3% appreciation of the Brazilian real, as well as a positive revenue per ASK trend in domestic and international routes in Brazil driven by the significant capacity adjustments.

•	Net income reached US$4.7 million for the third quarter 2016, compared to a net loss of US$113.3 million for the same period 2015, which represents an improvement of US$118.1 million, due to the improvement in operating results as well as a foreign exchange loss of US$241.5 million recognized during the third quarter 2015 compared to a loss of US$10.6 million in 2016.

•	LATAM Airlines Brazil has adjusted capacity in Brazil in line with demand conditions on both domestic and international routes in that market. Domestic capacity was reduced by 13.2%, and revenues per ASK increased by 8.6% in third quarter 2016 as compared to the same quarter of 2015, driven by a 1.8% increase in RASK in BRL, as well as by the appreciation of the Brazilian Real. Furthermore, as previously announced, LATAM Airlines Brazil reduced capacity on international routes between Brazil and the US, reaching a reduction of approximately 31.5% during the third quarter 2016 compared to the same period 2015.

•	On November 9, 2016, LATAM Airlines Group and its affiliates announced a new travel model for domestic services in the six countries where they have domestic operations. This represents another step in transforming the group to address the changing dynamics of customers and the industry, and increasing its competitiveness. LATAM is determined to continue providing increasingly competitive fares and an improved travel experience for its customers by granting them greater flexibility and customization throughout their journey.

•	During the quarter, the Company deferred the arrival of two Airbus A350s from 2017 to 2018. As a result, total fleet commitments for 2017 will amount to US$482 million, the lowest in the history of LATAM, all of which will be operating leases, requiring no fleet capex in 2017. The Company will also redeliver one Airbus A320 in 2017 and sell one Boeing 767-300 in 2018 as compared to our previous quarter’s fleet plan.

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•	In line with our focus on providing the best passenger experience, LATAM ended the quarter with 87.2% of its flights on time, increasing 1.8 p.p. as compared to the same quarter of last year. The increase of our on-time performance was due to an increase in all our passenger business units and affiliates, especially the 4.5 p.p. increase in the domestic operations of the Spanish speaking affiliates.

•	In September 2016, LATAM Airlines Group was named to the ‘World’ category of the Dow Jones Sustainability Index (DJSI) for the third consecutive year, being one of only two airline groups globally in the category.

New model for domestic operations

As previously announced, LATAM is embarked on an important project to introduce a new travel model of the domestic services of all affiliate carriers in the six markets where they operate in South America, in order to address the changing dynamics of customers and the industry. The implementation process will be made by country and in stages starting in the first half of 2017. “Our objective is that fares continue to decline making air travel accessible to more people and to those who wish to fly more frequently. The new travel model seeks to satisfy the needs of today’s passengers, who value fast, convenient and seamless travel, as well as the ability to manage and personalize their own travel experience, only paying for the services they require” said Enrique Cueto, CEO of LATAM Airlines Group.

The main objective of this project, which includes 78% of LATAM’s passengers and 45% of capacity, is to increase competitiveness and ensure the sustainability of the domestic business model in the long term. In a context of increasing competitive pressures from different players across the region, including low cost operators, it is our goal to continue to increase the efficiency of our operations, allowing us to provide the best and most convenient options for our customers with the distinctive customer experience LATAM passengers expect.

Over the past decade, LATAM has reduced its lowest fares on domestic routes by up to 50%, resulting in air travel expanding by three times in the region over this period. Particularly in Chile, where LATAM pioneered the expansion of air travel, the number of passengers transported grew from 3 million to 10 million over the past ten years, making Chile the country with the highest trips per capita in South America. The changes announced to the group’s business model aim at continue advancing along these lines.

With this in mind, , LATAM and its affiliates project that basic fares on domestic routes through to 2020 will be up to 20% cheaper, contributing to tourism development and the growth of air travel per capita in the region. By 2020, the group estimates that it will increase passenger numbers on domestic routes by up to 50%, consolidating flying as a mass mode of transport in the region and helping to drive economic growth in the markets where it operates.

This model requires continued cost reduction efforts, for which the Company is implementing a series of initiatives to reduce cost per ASK in all affiliate domestic operations. This reduction in costs will be driven by a significant reduction in selling and distribution expenses, increases in fleet utilization and operational productivity and simplifications in back-office and support functions, allowing for the expansion of operations while controlling fixed costs.

Furthermore, LATAM recognizes the vast opportunities in adopting global best practices that will generate additional revenue, while granting customers greater flexibility and customization throughout their journey. Along these lines, we are pursuing a series of ancillary revenue opportunities which will allow passengers to customize their journey as well as allowing the Company to develop additional revenue streams. Customers will be able to access a simpler sales platform, which will allow them to choose the fare depending on the type of journey they want, including additional services such as additional luggage, a variety of food and beverage options on board, preferred seating options and flexibility to change tickets.

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Moreover, LATAM continues with the development of digital initiatives to empower passengers by providing them a more digital experience with end-to-end control of their reservation. LATAM customers will be able to buy, check-in and manage the after sale service in a simpler and faster manner through their smartphones.

The airline industry is being transformed and we feel confident that LATAM is well positioned to address the needs of today’s passenger by making their travel easier in a smart and relevant way.

management discussion and analysis of THIRD Quarter 2016 Results

Total revenues in third quarter 2016 totaled US$2,519.5 million compared to US$2,514.8 million in third quarter 2015. Revenues continue to show sequential improvements and for the first time in the last eleven quarters total revenues showed an increase as compared to the same period of the last year. Passenger and cargo revenues accounted for 83.4% and 10.5% of total operating revenues, respectively, during the most recent quarter.

Passenger revenues decreased 0.6% during the quarter, which results from a 0.7% decline in consolidated passenger unit revenue (RASK) and unchanged capacity, when compared to third quarter 2015. The RASK decrease was driven by a 1.7% drop in yields, while load factors showed an improvement of 0.9 p.p. to 84.8%. The yield pressure during this quarter was primarily driven by weaker demand in the Spanish Speaking markets, partially offset by an improvement in yields in Brazil.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended September 30
	RASK		ASK		Load Factor
	(US cents)		(millions)
	3Q16	% Change (YoY)	3Q16	% Change (YoY)	3Q16	% Change (YoY)

Bussines Unit
Domestic SSC	6.6	-18.3%	6,205	10.2%	79.6%	-1,71	pp
Domestic Brazil	6.2	8.6%*	9,524	-13.2%	82.4%	0,52	pp
International	6.0	-6.8%	18,799	4.9%	87.8%	1,81	pp
Total	6.1	-0.7%	34,528	0.0%	84.8%	0,92	pp

*RASK in domestic Brazil increased 1.8% when measured in BRL

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

During the third quarter 2016, demand in the airline group’s Spanish speaking country affiliates (SSC, which includes LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador) showed an increase of 7.9% in passenger traffic as measured in RPKs. However, despite stable local currencies during the quarter, RASK continued under pressure mainly due to a weaker macroeconomic scenario which has impacted demand throughout the region. Passenger capacity as measured in ASKs grew by 10.2% during the quarter, while load factors showed a decrease of 1.7 p.p. to 79.6%.

In the domestic Brazil passenger operations, LATAM Airlines Brazil reduced capacity by 13.2% in third quarter 2016 as compared to the same quarter of 2015. Traffic as measured in RPKs decreased by 12.7%, and, as a result, load factor increased 0.5 p.p. to 82.4%. Revenues per ASK increased 1.8% during the third quarter when measured in BRL, driven by capacity adjustments, partially offset by higher competition in certain routes. When measured in US dollars, LATAM Airlines Brazil’s unit revenue increased by 8.6%, including the 8.3% appreciation of the Brazilian real compared to third quarter 2015.

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During the quarter, LATAM’s capacity on international routes increased by 4.9%. LATAM Airlines Brazil has continued to reduce capacity on routes with weaker demand, specifically between Brazil and the US. As a result of capacity adjustments and the appreciation of the Brazilian currency, RASK on those routes increased by approximately 20% during the quarter compared to the same period last year. On the other hand, LATAM Airlines Group and its affiliates have added capacity on routes between Spanish Speaking Countries and the US and Europe. Traffic increased by 7.2%, with passenger load factors growing by 1.8 p.p. to record high levels of 87.8%. Revenues per ASK in international passenger operations decreased by 6.8% as compared to the third quarter of 2015, reflecting a significantly improved revenue trend as compared to the first half of the year and was mainly driven by capacity adjustments in LATAM Airlines Brazil routes between Brazil and the US.

Cargo revenues decreased by 14.3% in the quarter, driven by a 9.2% decline in cargo traffic and a 5.6% decline in cargo yields as compared to the third quarter of 2015, showing a sequential recovery driven by an improvement in imports from North America and Europe to Brazil, as a result of the appreciation of the Brazilian Real. Exports to North America were impacted by lower production in the salmon industry. As a result, cargo revenues per ATK declined 8.9% as compared to the same quarter of the previous year.

LATAM and its affiliates continue working to adjust freighter capacity, while focused on maximizing the belly utilization of the passenger fleet. In the third quarter cargo capacity, as measured in ATKs, declined 5.9%, which includes a 16.4% reduction of freighter operations. Cargo load factors were weak as capacity management could not keep up with the decline in traffic, falling 1.8 percentage points.

Other revenues increased by US$62.3 million, amounting to US$153.6 million during third quarter 2016. This growth is primarily due a US$28.3 million increase in sales from tour operations associated with the Olympic Games in Rio de Janeiro, as well as an increase in revenues derived from Multiplus, partly due to the appreciation of the Brazilian Real during the quarter.

Total operating expenses in the third quarter declined to US$2,367.2 million, a 1.1% reduction as compared to the third quarter of 2015. Cost per ASK equivalent (including net financial expenses) increased by 1.3% which includes the positive impact of the 13.8% decrease in fuel price paid per gallon (including hedge). Furthermore, cost per ASK equivalent excluding fuel increased by 6.0% compared to the same period 2015, mainly driven by US$36.0 million in non-recurring costs related to severance payments and the expenses associated to the tour operations during the Rio Olympics, as well as the negative impact of local currency appreciations on our costs denominated in those currencies. Changes in operating expenses were mainly due to the following:

•	Wages and benefits increased by 2.4%. The increase is mainly explained by the recognition of US$25.8 million related to severance cost associated to the 7.4% decline in headcount during the third quarter 2016, which compares to US$15.5 million paid in the same period 2015. Excluding this effect, wages and benefits increased by only 0.4% as a result of the negative impact of the appreciation of local currencies during the period, especially the Brazilian Real.
•	Fuel costs decreased by 13.5% mainly as a result of a 9.6% decrease in the average fuel price per gallon (excluding hedge) as compared to the third quarter of 2015. Furthermore, fuel hedge losses totaled US$21.2 million, relative to a US$55.2 million loss in the third quarter 2015. At the same time, the Company recognized an US$18.8 million loss related to foreign currency hedging contracts, mainly Brazilian reais, compared to a US$6.4 million gain recognized in the same period of last year.
•	Commissions to agents decreased by 17.5% mainly due to a decline in cargo commissions.

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•	Depreciation and amortization increased by 4.5% due to the increase in the number of owned aircraft as well as the negative impact of the appreciation of the Brazilian real throughout the quarter.
•	Other rental and landing fees decreased by 1.8% mainly due to a decline in rental of passenger capacity from third parties as well as lower handling costs.
•	Passenger service expenses decreased by 10.1% due to a 1.5% decrease in passengers transported, as well as a decrease in catering expenses and lower passenger compensations.
•	Aircraft rentals increased by 10.5% as a result of the incorporation of more modern aircraft under operating leases. The Company had more Airbus A321s, Boeing 787s and Airbus A350 this year while reducing the number of Airbus A320s and Boeing 767s relative to the third quarter of 2015, bringing the total number of leased aircraft to 112, as compared to 108 during third quarter 2015.
•	Maintenance expenses continued to decrease significantly this quarter by 12.3% due to efficiencies related to the renewal of our fleet and lower aircraft redelivery costs.
•	Other operating expenses increased by 22.2% mainly due to a US$23.0 million reversal recognized during the third quarter 2015 related to sales and distribution expenses. In addition, the Company recognized US$24.7 million in costs associated with tour operations for the Olympic Games held in Rio during the quarter.

Non-operating results

•	Interest income decreased by 33.6% to US$21.7 million in first quarter 2016 from US$32.7 million in the same period 2015 mainly due to lower interest rate for specific invested instruments as compared to same period 2015.
•	Interest expense fell by 3.7% to US$103.9 million in third quarter 2016 from US$107.9 million, as the Company recognized a provision of US$14.3 million related to the interest payments associated with the EETC issuance during the third quarter 2015, partially compensated by an increase in fleet related interest rate.
•	Under Other income (expense), the Company recognized a US$1.4 million net loss, including a foreign exchange loss of US$10.6 million mainly as a result of a slight depreciation of 1.5% in the Brazilian real during the quarter, as compared to June 30, 2016. This compares to the US$231.1 million loss in other income (expense) in the third quarter of 2015, which included a foreign exchange loss of US$241.5 million.

LIQUIDITY AND FINANCING

At the end of the third quarter 2016, LATAM reported US$1,359 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets, equivalent to 14.5% of net revenue of the last twelve months.

For 2016, fleet commitments amount to US$1,952 million, of which approximately 59% are operating leases and 41% are financial leases. Of this amount, US$342 million remain to be incurred during the fourth quarter, all of which have been fully financed. For 2017 fleet commitments amount to US$ 482 million, all of which are pre-arranged operating leases, being the lowest amount in the history of LATAM as a result from the successful negotiations with the manufacturers during the year and the efforts of the Company to adjust its fleet to the current demand environment. Additionally, LATAM expects to have a non-fleet CAPEX of approximately US$450 million per year, including maintenance, expenditures on spare engines, components, information technology, among others.

For the fourth quarter of 2016, the Company has debt maturities of approximately US$280 million, and for 2017 maturities amount approximately US$1,484 million.

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One of the objectives of LATAM Airlines Group is to reduce the volatility of our financial results and cash flow caused by external factors such as foreign exchange rates and fuel price fluctuations. Accordingly, the Company hedges a portion of its estimated fuel consumption and Brazilian real operating exposure (as well as other foreign exchange exposures including Euro, Chilean Peso, Colombian Peso, British Pound and Australian Dollar). Hedge positions per quarter for the next twelve months are shown in the table below:

	4Q16	1Q17	2Q17	3Q17

Hedge positions
Estimated Fuel consumption	49%	20%	15%	0%
Brazilian reais operational exposure (US$ million)(1)	90	60	0	0

(1) Estimated Brazilian reais annual operational exposure US$600 million.

LATAM FLEET PLAN

In order to better align the Company’s fleet plan with market conditions, management has made headway on its plan for further reductions. The confirmed reductions currently amount to US$1.1 billion, in line with the Company’s previously announced plans to achieve a decrease of US$ 2.0 – 3.0 billion in our expected fleet assets by 2018.

These reductions will alleviate pressures on the balance sheet and create flexibility to better respond to market conditions over the coming years. The benefits of these reductions will be seen over the next two years in the form of lower leasing expenses and capital expenditures, along with a decreased need for financing.

In parallel, LATAM remains committed to offering passengers the best fleet in Latin America. As such, during August the Company took delivery of its first Airbus A320neo to its fleet, being the first airline in the America´s to operate this model. Additionally, two Airbus A350s have been added to the fleet, ending the quarter with a total of five Airbus A350s. At the same time, the plan to fully phase out the Airbus A330s is on track to be completed by year end.

Our fleet commitments for 2017 have been substantially reduced to US$482 million, all of which will be leased. Therefore, the Company has no fleet related capital expenditures for 2017.

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At year end	2015	2016	2017	2018

Passenger Aircraft
Narrow Body
Airbus A319-100	50	48	45	45
Airbus A320-200	154	146	130	124
Airbus A320 Neo	0	2	7	12
Airbus A321-200	36	47	47	47
Airbus A321 Neo	0	0	0	6
TOTAL	240	243	229	234

Wide Body
Airbus A330-200	10	0	0	0
Boeing 767-300	38	37	36	33
Airbus A350-900	1	7	7	11
Boeing 777-300 ER	10	10	10	7
Boeing 787-8	10	10	10	10
Boeing 787-9	7	12	14	18
TOTAL	76	76	77	79

Cargo Aircraft
Boeing 777-200F	3	3	2	2
Boeing 767-300F	8	7	6	6
TOTAL	11	10	8	8

TOTAL FLEET	327	329	314	321

Fleet Commitment (US$ millions)	1,689	1,952	482	1,594

Note: This table does not include three 767-300Fs and one 777-200F that LATAM is currently subleasing to a third party.

GUIDANCE

Capacity growth guidance for 2016 remains unchanged (see table below). In addition, the Company revised and narrowed its guidance for operating margin for full year 2016 to approximately between 5.5% and 6.5%, as compared to our previous guidance between 4.5% and 6.5%.

2016
Guidance

ASK Growth (Passenger)	Total Network	(1%) - 1%
	International	3% - 5%
	Brazil Domestic	(12%) - (10%)
	SSC Domestic	6% - 8%

ATK Growth (Cargo)		(4%) - (2%)

Operating Margin		5.5% - 6.5%

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LATAM filed its quarterly financial statements for the three month period ended September 30, 2016 with the Superintendencia de Valores y Seguros of Chile on November 10, 2016. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

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About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LATAM Airlines Group (before LAN Airlines) and its affiliates in Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A. (LATAM Airlines Brasil), including its business units TAM Transportes Aereos del Mercosur S.A., (LATAM Airlines Paraguay) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 138 destinations in 25 countries and cargo services to about 140 destinations in 29 countries, with a fleet of 335 aircraft. In total, LATAM Airlines Group S.A. has approximately 47,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs.

LATAM is the new brand that has been adopted by the airline members of LATAM Airlines Group. The group has started to implement the LATAM brand to its customer contact points and aircraft, and will continue implementing LATAM in its products and services as part of a gradual roll-out that will last approximately three years

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.latam.com. Further information at www.latamairlinesgroup.net

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Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the third quarter 2016 (in thousands of US Dollars)

	For the three month period ended September 30
	2016	2015	% Change

REVENUE
Passenger	2,100,307	2,113,683	-0.6%
Cargo	265,594	309,781	-14.3%
Other	153,625	91,358	68.2%
TOTAL OPERATING REVENUE	2,519,526	2,514,822	0.2%

EXPENSES
Wages and Benefits	-519,485	-507,351	2.4%
Aircraft Fuel	-570,188	-658,840	-13.5%
Comissions to Agents	-67,473	-81,769	-17.5%
Depreciation and Amortization	-243,606	-233,052	4.5%
Other Rental and Landing Fees	-270,588	-275,688	-1.8%
Passenger Services	-70,230	-78,161	-10.1%
Aircraft Rentals	-147,443	-133,442	10.5%
Aircraft Maintenance	-107,898	-122,990	-12.3%
Other Operating Expenses	-370,296	-302,959	22.2%
TOTAL OPERATING EXPENSES	-2,367,207	-2,394,252	-1.1%

OPERATING INCOME	152,319	120,570	26.3%
Operating Margin	6.0%	4.8%	1.3	pp

Interest Income	21,729	32,706	-33.6%
Interest Expense	-103,931	-107,909	-3.7%
Other Income (Expense)	-1,352	-231,060	-99.4%
INCOME BEFORE TAXES AND MINORITY INTEREST	68,765	-185,693	-137.0%
Income Taxes	-52,441	82,204	-163.8%

INCOME BEFORE MINORITY INTEREST	16,324	-103,489	-115.8%

Attributable to:
Shareholders	4,742	-113,344	-104.2%
Minority Interest	11,582	9,855	17.5%

NET INCOME	4,742	-113,344	-104.2%
Net Margin	0.2%	-4.5%	4.7	pp

Effective Tax Rate	-76.3%	-44.3%	-32.0	pp

EBITDA	395,925	353,622	12.0%
EBITDA Margin	15.7%	14.1%	1.7	pp.

EBITDAR	543,368	487,064	11.6%
EBITDAR Margin	21.6%	19.4%	2.2	pp.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the nine month period ended September (in thousands of US Dollars)

	For the nine month period ended September 30
	2016	2015	% Change

REVENUE
Passenger	5,765,311	6,434,371	-10.4%
Cargo	801,571	994,548	-19.4%
Other	390,894	289,899	34.8%
TOTAL OPERATING REVENUE	6,957,776	7,718,818	-9.9%

EXPENSES
Wages and Benefits	-1,454,607	-1,611,200	-9.7%
Aircraft Fuel	-1,499,625	-2,077,877	-27.8%
Comissions to Agents	-194,659	-235,852	-17.5%
Depreciation and Amortization	-713,763	-705,585	1.2%
Other Rental and Landing Fees	-792,241	-834,071	-5.0%
Passenger Services	-210,505	-222,679	-5.5%
Aircraft Rentals	-419,599	-391,134	7.3%
Aircraft Maintenance	-289,643	-352,688	-17.9%
Other Operating Expenses	-1,010,399	-922,965	9.5%
TOTAL OPERATING EXPENSES	-6,585,041	-7,354,051	-10.5%

OPERATING INCOME	372,735	364,767	2.2%
Operating Margin	5.4%	4.7%	0.6	pp

Interest Income	53,147	64,590	-17.7%
Interest Expense	-310,563	-313,492	-0.9%
Other Income (Expense)	129,113	-408,806	-131.6%
INCOME BEFORE TAXES AND MINORITY INTEREST	244,432	-292,941	-183.4%
Income Taxes	-197,340	119,157	-265.6%

INCOME BEFORE MINORITY INTEREST	47,092	-173,784	-127.1%

Attributable to:
Shareholders	14,875	-203,018	-107.3%
Minority Interest	32,217	29,234	10.2%

NET INCOME	14,875	-203,018	-107.3%
Net Margin	0.2%	-2.6%	2.8	pp

Effective Tax Rate	-80.7%	-40.7%	-40.1	pp

EBITDA	1,086,498	1,070,352	1.5%
EBITDA Margin	15.6%	13.9%	1.7	pp.

EBITDAR	1,506,097	1,461,486	3.1%
EBITDAR Margin	21.6%	18.9%	2.7	pp.

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LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended				For the nine month period ended
	September 30				September 30
	2016	2015	% Change		2016	2015	% Change

System
ASKs-equivalent (millions)	52,015	53,104	-2.1%		153,721	155,223	-1.0%
RPKs-equivalent (millions)	37,974	38,530	-1.4%		111,022	112,280	-1.1%
Overall Load Factor (based on ASK-equivalent)%	73.0%	72.6%	0.4	pp	72.2%	72.3%	-0.1	pp
Break-Even Load Factor (based on ASK-equivalent)%	70.8%	71.2%	-0.4	pp	71.0%	71.2%	-0.3	pp
Yield based on RPK-equiv (US Cent)	6.2	6.3	-0.9%		5.9	6.6	-10.6%
Operating Revenues per ASK-equiv (US Cent)	4.5	4.6	-0.3%		4.3	4.8	-10.7%
Costs per ASK-equivalent (US Cent)	4.7	4.7	1.3%		4.5	5.0	-9.3%
Costs per ASK-equivalent ex fuel (US Cents)	3.6	3.4	6.0%		3.5	3.6	-2.7%
Fuel Gallons Consumed (millions)	299.2	311.3	-3.9%		886.1	910.5	-2.7%
Fuel Gallons Consumed per 1,000 ASKs-equivalent	5.8	5.9	-1.9%		5.8	5.9	-1.7%
Fuel Price (with hedge)	1.8	2.1	-13.8%		1.6	2.3	-28.1%
Fuel Price (without hedge)	1.8	2.0	-9.6%		1.6	2.1	-23.4%
Average Trip Length (thousands km)	1,693	1,649	2.7%		1.7	1.6	3.8%
Total Number of Employees (average)	47,458	51,274	-7.4%		48,954	51,807	-5.5%
Total Number of Employees (end of the period)	46,862	51,886	-9.7%		46,862	51,886	-9.7%

Passenger
ASKs (millions)	34,528	34,522	0.0%		101,075	99,723	1.4%
RPKs (millions)	29,295	28,973	1.1%		84,752	82,848	2.3%
Passengers Transported (thousands)	17,305	17,571	-1.5%		49,897	50,608	-1.4%
Load Factor (based on ASKs) %	84.8%	83.9%	0.9	pp	83.9%	83.1%	0.8	pp
Yield based on RPKs (US Cents)	7.2	7.3	-1.7%		6.8	7.8	-12.4%
Revenues per ASK (US cents)	6.1	6.1	-0.7%		5.7	6.5	-11.6%

Cargo
ATKs (millions)	1,661	1,765	-5.9%		5,001	5,273	-5.1%
RTKs (millions)	824	908	-9.2%		2,496	2,796	-10.7%
Tons Transported (thousands)	231	254	-9.0%		689	738	-6.6%
Load Factor (based on ATKs) %	49.6%	51.4%	-1.8	pp	49.9%	53.0%	-3.1	pp
Yield based on RTKs (US Cents)	32.2	34.1	-5.6%		32.1	35.6	-9.7%
Revenues per ATK (US Cents)	16.0	17.5	-8.9%		16.0	18.9	-15.0%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

* Fuel Gallons Consumed per 1,000 ASKs-equivalent

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LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30	As of December 31
	2016	2015

Assets:

Cash, and cash equivalents	708,376	753,497
Other financial assets	697,739	651,348
Other non-financial assets	289,036	330,016
Trade and other accounts receivable	916,124	796,974
Accounts receivable from related entities	498	183
Inventories	222,814	224,908
Tax assets	74,572	64,015
Non-current assets and disposal groups held for sale	40,786	1,960
Total current assets	2,949,945	2,822,901

Property and equipment	10,899,582	10,938,657
Goodwill	2,723,629	2,280,575
Intangible assets other than goodwill	1,606,451	1,321,425
Other non- current assets	860,551	737,860
Total non- current assets	16,090,213	15,278,517
Total assets	19,040,158	18,101,418

Liabilities and shareholders' equity:
Other financial liabilities	1,877,987	1,644,235
Trade and other accounts payables	1,539,219	1,483,957
Tax liabilities	31,735	19,378
Other non-financial liabilities	2,604,903	2,493,402
Total current liabilities	6,053,844	5,640,972

Other financial liabilities	7,234,727	7,532,385
Accounts payable	387,208	417,050
Other provisions	515,747	424,497
Deferred tax liabilities	958,744	811,565
Employee benefits	77,677	65,271
Other non-financial liabilities	271,127	272,130
Total non-current liabilities	9,445,230	9,522,898

Total liabilities	15,499,074	15,163,870

Share capital	2,541,068	2,545,705
Retained earnings	328,070	317,950
Treasury Shares	(178)	(178)
Other reserves	583,047	(6,942)
Equity attributable to the parent company’s equity holders	3,452,007	2,856,535
Minority interest	89,077	81,013

Total net equity	3,541,084	2,937,548

Total liabilities and equity	19,040,158	18,101,418

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LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of September 30,	As of September 30,
	2016	2015

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	7,284,896	8,546,230
Other cash receipts from operating activities	50,859	69,853

Payments for operating activities
Payments to suppliers for goods and services	(4,895,792)	(5,316,193)
Payments to and on behalf of employees	(1,525,978)	(1,669,876)
Other payments for operating activities	(130,113)	(231,010)
Interest Received	8,228	34,465
Income Taxes refunded (paid)	(47,483)	(30,077)
Other cash inflows (outflows)	(126,740)	(191,865)

Net cash flows from operating activities	617,877	1,211,528

Cash flow used in investing activities
Cash flows utilized to obtain control of subsidiaries or other entities	2,291,190	273,390
Other payments to acquire equity or debt instruments of other entities	(2,167,634)	(348,301)
Amounts raised from sale of property, plant and equipment	73,096	45,016
Purchases of property, plant and equipment	(522,454)	(886,475)
Amounts raised from sale of intangible assets	4	104
Purchases of intangible assets	(61,454)	(13,357)
Other cash inflows (outflows)	(3,308)	15,301

Net cash flows used in investing activities	(390,560)	(914,322)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	-	-
Payments to acquire shares from society	-	-
Amounts raised from long-term loans	1,655,987	1,161,306
Amounts raised from short-term loans	230,000	115,000
Loans repayment	(1,501,913)	(949,875)
Payments of finance lease liabilities	(229,927)	(241,778)
Dividends paid	(30,687)	(25,683)
Interest paid	(282,312)	(237,148)
Other cash inflows (outflows)	(170,667)	(33,600)

Net cash flows from (used in) financing activities	(329,519)	(211,777)

Net increase (decrease) in cash and cash equivalents before effect of
exchange rate changes	(102,202)	85,427
Effects of variations in the exchange rate on cash and equivalents	57,081	(51,897)
Net increase (decrease) in cash and cash equivalents	(45,121)	33,530

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	753,497	989,396

CASH AND CASH EQUIVALENTS AT END OF PERIOD	708,376	1,022,926

13

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30	As of December 31
	2016	2015

Total Assets	19,040,158	18,101,418
Total Liabilities	15,499,074	15,163,870
Total Equity*	3,541,084	2,937,548
Total Liabilities and Shareholders equity	19,040,158	18,101,418

Debt
Current and long term portion of loans from financial institutions	8,019,146	7,685,765
Current and long term portion of obligations under capital leases	1,046,571	1,340,638
Other liabilities current and long term portion	22,539	35,042
Total Gross Debt	9,088,256	9,061,445
Cash and cash equivalents	-1,359,035	-1,361,119
Total Net Debt	7,729,221	7,700,326
Plus: 7 x last twelve months'aircraft rent	3,875,200	3,675,938
Adjusted Net Debt	11,604,421	11,376,264

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of September 30	As of December 31
	2016	2015

Cash and Equivalents as % of LTM revenues	14.5%	13.4%

Adjusted Gross Debt (US$ thousands)	12,963,456	12,737,383
Adjusted Gross Debt / EBITDAR (LTM)	6.4	6.5

Adjusted Net Debt (US$ thousands)	11,604,421	11,376,264
Adjusted Net Debt / EBITDAR (LTM)	5.8	5.8

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LATAM Airlines Group S.A.

Consolidated Fleet

		As of September 30, 2016
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	12	36	48
Airbus A320-200	57	92	149
Airbus A320- Neo	-	1	1
Airbus A321-200	16	30	46
Airbus A330-200	2	4	6
Airbus A350-900	1	4	5
Boeing 767-300	3	34	37
Boeing 777-300 ER	6	4	10
Boeing 787-800	4	6	10
Boeing 787-900	8	4	12
TOTAL	109	215	324

Cargo Aircraft
Boeing 777-200F	2	2	4
Boeing 767-300F	3	8	11
TOTAL	5	10	15

TOTAL FLEET	114	225	339

Note: This table does include three B767-300F and one B777-200F that Latam is currently leasing to a third party.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO

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